Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:
    CoolBrands plans to deregister with the SEC

    MARKHAM, ON, Oct. 25 /CNW/ - CoolBrands International Inc. (TSX: COB.A)
(the "Company") today announced it plans to make a filing with the Securities and Exchange Commission ("SEC") on or about October 29, 2007 in order to terminate its obligations under the United States Securities Exchange Act of
1934 and deregister its securities with the SEC.
    CoolBrands' decision to deregister its securities, pursuant to recently enacted SEC rules for foreign companies, was made as a result of minimal trading of its common shares in the United States during the past year and its desire to eliminate the burden on the Company of reporting under SEC regulations.
    CoolBrands will remain a reporting issuer and be subject to applicable securities laws in various provinces in Canada, and will continue to be regulated by the Canadian securities regulatory authorities. CoolBrands'
common shares will continue to be listed on The Toronto Stock Exchange.

    Forward Looking Statements

    This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding, among other things, statements relating to goals, plans and projections regarding CoolBrands' financial position and business strategy. These statements may be identified by the fact that they use such words as
"anticipate", "estimate", "expect", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. These factors include, among other things, market factors, the ability of CoolBrands to effectively manage the risks inherent with divestitures, mergers and acquisitions, currency risk exposure, existing and potential litigation involving the Company, the performance of management, including management's ability to implement its plans as contemplated,
CoolBrands' relationship with its customers, licensees and licensors, governmental regulations and legislation. CoolBrands undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

    %CIK: 0001005531

    /For further information: Carla Aedo, Telephone: (905) 479-9249/
    (COB.)

CO:  CoolBrands International Inc.

CNW 15:09e 26-OCT-07